United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

e.l.f. Beauty, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26856L103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26856L103	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons Tarang P. Amin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,370,626
	6	Shared Voting Power 558,129
	7	Sole Dispositive Power 1,370,626
	8	Shared Dispositive Power 558,129
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,928,755
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.4%
12	Type of Reporting Person IN

CUSIP No. 26856L103	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Hirni Amin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 558,129
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 558,129
9	Aggregate Amount Beneficially Owned by Each Reporting Person 558,129
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.0%
12	Type of Reporting Person IN

CUSIP No. 26856L103	Schedule 13G	Page 3 of 6

ITEM 1.	(a)	Name of Issuer:

e.l.f. Beauty, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

570 10th Street, Oakland, California 94607.

ITEM 2.	(a)	Name of Person Filing:

Each of Tarang P. Amin and Hirni Amin is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address or Principal Business Office:

The business address of the Reporting Persons is c/o e.l.f. Beauty, Inc., 570 10th Street, Oakland, California 94607.

	(c)	Citizenship of each Reporting Person is:

The Reporting Persons are citizens of the United States.

	(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

	(e)	CUSIP Number:

26856L103

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a)-(c)

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2023, based upon 55,506,934 shares of Common Stock outstanding as of February 2, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2024.

CUSIP No. 26856L103	Schedule 13G	Page 4 of 6

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Tarang P. Amin	1,928,755	3.4%	1,370,626	558,129	1,370,626	558,129
Hirni Amin	558,129	1.0%	0	558,129	0	558,129

Mr. Amin has the sole power to vote and dispose of 1,370,626 shares of Common Stock, including (i) 125,652 shares held directly by Mr. Amin, (ii) 140,737 shares held in charitable foundations, (iii) 400,000 shares held in grantor retained annuity trusts and (iv) 704,237 shares that Mr. Amin has the right to acquire within 60 days of December 31, 2023.

In addition, Ms. Amin and Mr. Amin share beneficial ownership of 558,129 shares of Common Stock held in various family trusts of which they serve as co-trustees.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 26856L103	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

/s/ Tarang P. Amin
Tarang P. Amin

/s/ Hirni Amin
Hirni Amin

CUSIP No. 26856L103	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 13, 2017).